MANAGEMENT’S DISCUSSION & ANALYSIS – ANNUAL FISCAL 2010

Introduction

This MD&A has been prepared by management and reviewed and approved by the Board of Directors at March 31, 2011. The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited annual consolidated financial statements of Nevsun Resources Ltd. (the Company or Nevsun) and notes thereto for the year ended December 31, 2010. The information provided herein supplements but does not form part of the financial statements.  This discussion covers the year and the subsequent period up to the date of this MD&A.  Unless otherwise stated, all dollar amounts are stated in United States dollars.  Additional information relating to the Company is available at www.sedar.com.

Business of the Company

The principal business of the Company is the operation of the Bisha Project in Eritrea, located in northeast Africa.  The Project achieved commercial production in late February 2011.  Nevsun is listed for trading on both the TSX and NYSE Amex LLC stock exchanges under the symbol NSU.

Outlook

The Company is operating the Bisha Project, which started commercial production in late February 2011, and is evaluating various corporate opportunities to expand and diversify its operations.  The Bisha Project is producing gold at approximately 1,000 ounces per day.

Bisha Construction review

Construction of the Bisha Project was brought in on time and under the budget of $260 million.

While commercial production of the Bisha Project was announced and, as of the date of this MD&A, commissioning of the operating elements of the project is complete, completion of construction of a few project administration elements remains.

As of December 31, 2010, approximately $230 million had been spent on the Bisha Project construction, which includes build up of inventories.  Management estimates that, as of December 31, 2010, the total costs to complete construction of the unfinished gold phase elements are approximately $17 million.

Bisha commissioning review

During January and February 2011 the Company completed the commissioning process and declared commercial production in late February after achieving greater than 90% of planned throughput and greater than 90% of planned recovery for over 30 days.

Mining

As of December 31, 2010, the Company had stockpiled 237,746 tonnes of ore and moved 4,736,447 tonnes of waste.  To the end of February, the Company had mined 253,668 tonnes of ore and 1,697,938 tonnes of waste for the year.

Processing

As of December 31, 2010 the Company had poured 679 ounces of gold.  The first gold shipment was in January 2011 and, to the end of February, the Company had poured 41,275 ounces of gold for the year.

Prior to commercial production the Company had metal sales proceeds of approximately $57 million to offset capital costs of approximately $247 million.  Gold doré is flown from the Bisha site to the capital city of Asmara, and then shipped by air to refiners in Europe and Canada.

Exploration

Harena

The Company recently released (see March 2, 2011 news release) results from the Harena drill program conducted in the fall of 2010 and is currently examining whether Harena can be added as additional feed for the Bisha plant.  The Company expects to announce the results of its review in Q2 2011.

Bisha

During 2011 Nevsun expects continued growth of the Bisha resources as a result of ongoing drill programs designed to define the low-grade hanging wall copper zone that is contiguous to the Bisha pit, as well as infill drilling below the current pit limits in order to raise the confidence of the inferred resources and bring them into the indicated category, all for use in a second reserve re-statement due in Q4 2011

Highlights of the Bisha Project

Bisha is a high-grade gold, copper, zinc deposit that has a strong economic return over a mine life of over 13 years. The top layer of the deposit is high-grade gold oxide material, lying at surface that allows an early payback of capital. The Project has the full support of the Eritrean Government, whose senior representatives have assisted Nevsun in expediting the Project.

Production schedule and cash flow projections

The following production statistics and cash flow projections are based on a March 2011 reserve restatement to the Bisha Project.  The reserve restatement increased the total proven and probable reserve to 28.3 million tonnes from the previously reported 20.1 million tonnes (2006 feasibility study). The net impact of higher throughputs and lower cut-off grade is that mine life is now extended to 13 years from 10 years while increasing previously reported robust cash flow levels.  The Bisha life time strip ratio is estimate at 4.2:1.

Years	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
	Oxide		Supergene			Primary
Oxide Processing
Gold	919,000 oz		90,000 oz			127,000 oz
Silver	1,580,000 oz		3,370,000 oz			6,914,000 oz
Sulphide Processing
Copper			538,000,000 lbs			283,000,000 lbs
Zinc						1,373,000,000 lbs

The net impact of the above on the Bisha Project cash flow, on a go forward basis, is demonstrated below using different metals prices. These are all on an after-tax, after expansion CAPEX basis:

Sensitivity Scenarios

Net Future Cash (1)

Metals Prices Used

Low metals price case

$1,034,000,000

$850/oz Au; $12.50/oz Ag; $2.00/lb Cu; $0.75/lb Zn

AMEC Base Case

$1,484,000,000

$1,015/oz Au; $15.85/oz Ag; $2.40/lb Cu; $0.92/lb Zn

Medium metals price case

$2,162,000,000

$1,200/oz Au; $24/oz Ag; $3.30/lb Cu; $1.00/lb Zn

High metals price case

$3,325,000,000

$1,500/oz Au; $35/oz Ag; $4.75/lb Cu; $1.25/lb Zn

(1)

Net future cash flow is undiscounted after tax from 2011 onwards, and after all expansion and sustaining capex for 100% of the Bisha Project. Nevsun owns 60% of the Bisha Project and also has an arrangement with the Eritrean State mining company for settlement of its 30% purchased interest.  The determination of the purchase price by a mutually appointed third party is in progress and is expected within the next month.  The price is based on the feasibility study reserves and does not include any of the reserve increase noted above.  The purchase price will be paid out of future cash flows from the Bisha Project.

One of the strengths of the Bisha Project is its low operating cost and strong cash flow.

(1)

In addition, the Company expects to expand resources during 2011 from the drill programs mentioned in exploration section above.

Nevsun ownership interest in the Bisha Project

In October 2007 the Company and the State-owned Eritrean National Mining Corporation (ENAMCO) entered into an agreement to increase the State’s participation in the Bisha Project.  ENAMCO agreed to purchase at fair value a 30% paid participating interest to add to its 10% free-carried interest provided by Eritrean mining legislation, resulting in a total State participation of 40% (30% contributed; 10% free-carried).  The purchase price to be paid by the State will be determined by an independent valuator by May 1, 2011, which is 90 days from the first gold shipment from the mine, and will be based on the net present value of 30% of the project, using feasibility study reserves.

The final determination of net present value will be based on the feasibility study financial model updated for metals prices, capex and a discount rate appropriate for the mine as at first gold shipment.  Accordingly, it is still premature to accurately estimate the value of the purchase price.  Once the purchase price has been finally determined by the independent valuator, the amount owing by ENAMCO (the purchase price adjustment or PPA) will be the purchase price less $41,666,667, being the total of a $25,000,000 provisional payment received in Q1 2008, which is recorded as a deferred credit, and a $20,000,000 loan less $3,333,333 repaid by Nevsun on January 10, 2011. The Company and ENAMCO agreed that the mechanism for payment of the PPA will take place over time, whereby certain cash distributions from the Bisha Project that would otherwise be made to ENAMCO will be directed to Nevsun until the purchase price and accrued interest has been fully paid.

Selected Annual Information

The following annual financial information for the years ended December 31, 2010 and 2009 were prepared in accordance with International Financial Reporting Standards; the 2008 results were prepared in accordance with Canadian generally accepted accounting principles.

Fiscal Years Ended (audited)
	December 31, 2010	December 31, 2009	December 31, 2008
Revenue	$-	$-	$-
Loss for the year from continuing operations	(17,050,399)	(4,466,715)	(7,661,493)
Income (loss) for the year from discontinued operations	-	-	1,975,282
Net income (loss) for the year	(17,050,399)	(4,466,715)	(5,686,211)
Loss per share from continuing operations (basic & diluted)	$(0.07)	$(0.03)	$(0.06)
Income per share from discontinued operations (basic & diluted)	-	-	0.02
Net income (loss) per share (basic & diluted)	$(0.07)	$(0.03)	$(0.04)
Total assets	$356,180,452	$189,946,653	$86,390,135
Total long term financial liabilities	$110,777,453	$57,214,805	$13,530,955

Results of Continuing Operations

The following significant variances result when comparing the results of 2010 with those of 2009:

(1)

Write-off of deferred finance costs:  During Q1 2010 the Company wrote-off $8,699,917 of costs that at December 2009 were treated as deferred finance costs and included in property, plant and equipment.  An additional $2,483,052 of finance costs were incurred, as well as a $2,600,000 recovery of those costs during the first three quarters of 2010.  These costs were all related to debt facilities that expired unutilized during 2010 resulting in a net expense of $8,582,969.

(2)

Increase in share-based payments expense:  The Company’s 2010 share-based payments expense of $6,356,920 increased by $4,660,577 compared to 2009’s expense of $1,696,343.  The increase in share-based payments expense is due principally to an increased number of options issued and higher fair value per option.

(3)

Royalties:  The increase of $2,556,987 from 2009’s royalty income of $369,270 to $2,926,257 was primarily due to the sale of a 1.0% net smelter return royalty on the Tabakoto Mine property for $2,000,000.

(4)

Other income:  The increase of $715,607 from 2009’s other expense of $864 to other income of $714,743 resulted primarily from the gain on sale of available-for-sale investment of $716,224 (2009 - $800) on the disposal of 6,024,000 shares of PMI Gold Corporation.

At the beginning of 2008, the Company decided to proceed with the development of the Bisha Project and accordingly all costs related to the project, with the exception of foreign exchange, have since been capitalized.

Selected Quarterly Information
Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited):
	2010 4th	2010 3rd	2010 2nd	2010 1st
Revenue	$-	$-	$-	$-
Loss for the period	(1,814,318)	(1,299,876)	(2,434,312)	(11,501,893)
Owners’ loss per share (1)	(0.01)	(0.01)	(0.01)	(0.04)
	2009 4th	2009 3rd	2009 2nd	2009 1st
Revenue	$-	$-	$-	$-
Loss for the period	(1,713,716)	(1,012,392)	(180,446)	(1,560,161)
Owners’ loss per share (1)	(0.01)	(0.01)	-	(0.01)
(1) Each line of loss per share information in the table is presented as basic and diluted.

The following variances result when comparing continuing operations for the three month period ended December 31, 2010 with those of Q4 2009:

(1)

Royalties:  An increase of $2,008,491 from Q4 2009’s royalty income of $148,133 to $2,156,624 was due to the sale of a 1.0% net smelter return royalty on the Tabakoto Mine property for $2,000,000.

(2)

Share-based payments:  An increase of $1,164,630 from Q4 2009’s share-based payments expense of $785,764 to $1,950,394 is due to an additional set of options issued during the year.

(3)

Wages and salaries:  The Company’s Q4 2010 wages and salaries expense of $1,433,069 increased by $497,294 compared to Q4 2009’s expense of $935,775.  The increase is due to: i) two additional employees hired at the corporate head office; and ii) a $400,000 increase in bonuses payable at the end of the year from $350,000 to $750,000.

Liquidity and Capital Resources

The Company’s cash at December 31, 2010 was $50.1 million (December 31, 2009 – $29.1 million).  As of the date of this MD&A the Bisha Project is cash positive, supporting its operations through its own cash flows, and Nevsun does not anticipate having to provide any further funding to the project.  During March 2011, Nevsun received a $27.8 million repayment from Bisha towards a parent company loan.

ENAMCO funded its share of all costs of the Bisha Project, advancing $40.0 million (2009 - $21.9 million) to Bisha during 2010 and $79.1 million cumulatively.  During 2010 the advances incurred $2.3 million of interest, which was capitalized to property, plant and equipment.  The interest and advances will be repaid out of operating cash flow, are not callable and have no specified repayment terms.

In February 2010 the Company raised $111.2 million (2009 – $30.1 million) through a private placement.  A further $7.0 million (2009 – $1.4 million) was raised through the issuance of common shares on the exercise of options by employees and contractors.  Of these cash resources, $112.5 million was expended on the Bisha Project throughout the year.  In August 2010 the Company paid $17.5 million to a third party in an arms-length transaction to buy out a 1.5% net smelter royalty on the Bisha Project.

Contractual Obligations
As of December 31, 2010 the Company had the following contractual obligations:

	Total	Less than 1 year	2-3 years	4-5 years	Over 5 years
Purchase commitments and contractual obligations	$9,960,000	$9,960,000	$-	$-	$-
Minimum operating lease payments	8,180,000	5,230,000	2,950,000	-	-
Advances from non-controlling interest(1)	79,130,000	79,130,000	-	-	-
Loan from non-controlling interest(2)	20,000,000	20,000,000	-	-	-
Provision for closure and reclamation	11,650,000	-	-	320,000	11,330,000
Total Contractual Obligations	$128,920,000	$114,320,000	$2,950,000	$320,000	$11,330,000

(1)

Advances from non-controlling interest have no specified repayment terms, however based on recent commodity prices management expect it will be repaid within the first year of operations.

(2)

See notes 11(a) and 11(b) of the 2010 annual consolidated financial statements on the loan from non-controlling interest.

The Company also has an environmental bond to cover remediation liabilities for Bisha in the amount of $2,000,000 at a cost of 1% per annum.

The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk.  There are no off-balance sheet arrangements, except for the purchase price adjustment on the disposition of the 30% contributing interest in Bisha, acquired by ENAMCO (the Eritrean State mining company).  Refer to note 11 of the annual consolidated financial statements for a description of the purchase price adjustment in the ENAMCO agreement.

Also refer to note 16 of the annual consolidated financial statements for a description of the Company’s financial instruments and risk management.
The Company had no transactions with related parties during 2010.

Outstanding Share Data
As of the date of this MD&A the Company had 196,608,322 shares issued and outstanding.
Use of Financial Instruments

The principal financial instrument currently affecting the Company’s financial condition and results of operations is cash.  To minimize risk the funds are kept in highly liquid instruments managed by independent financial managers with ultimate oversight by the Company.  Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income, except for other-than-temporary declines that are recorded in income.  Foreign currency exposure is minimized by retaining all but a small portion of cash in United States dollar denominated instruments.  The United States dollar is the predominant currency within the industry.  The Company also contracts for goods and services mainly in United States currency or currencies pegged to the United States dollar.  An estimate of currency risk exposure as at December 31, 2010 is included in note 16(c)(i) to the annual consolidated financial statements.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value on its property, plant and equipment, site reclamation and rehabilitation, and the value assigned to stock-based compensation expense.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of the Company’s shares and financial objectives of the holders of the options.  The Company has used historical data to determine volatility in accordance with Black-Scholes modeling; however, the future volatility is inherently uncertain and the model has its limitations.  While these estimates can have a material impact on the stock-based compensation expense and hence results of operations, there is no impact on the Company’s financial condition or liquidity.

The Company’s recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, described below under Risk Factors.  Bearing these risks in mind, the Company has assumed historical world commodity prices will be achievable, as will costs used in studies for construction and mining operations.  The Company has relied on reserve reports, a feasibility study and evaluations of the same by independent engineers on the Bisha property in Eritrea.  All of these assumptions are potentially subject to change and out of the Company’s control. Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site.  As a result the Company has recorded a liability for the reclamation and closure costs it expects to incur.  The Company estimated applicable inflation and credit-adjusted risk-free rates as well as expected reclamation and closure time frames.  To the extent that the estimated reclamation costs change, such changes will impact future accretion and amortization recorded.

Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures, as defined in CSA National Instrument 52-109 and in Rules 13(a) – 15(e) under the Securities and Exchange Act of 1934, as amended (the Exchange Act), to provide reasonable assurance that all relevant information is gathered and reported to them on a timely basis so that the appropriate decisions can be made regarding public disclosures.

The Chief Executive Officer and Chief Financial Officer, after participating with the Company’s management in evaluating the effectiveness of the Company’s disclosure controls and procedures have concluded that, as at December 31, 2010, the Company’s disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting

With the participation of our Chief Executive Officer and our Chief Financial Officer, management evaluated whether there has been any change in our internal control over financial reporting during the fiscal year ended December 31, 2010.  Management has determined that there was no change in our internal control over financial reporting during the fiscal year ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

7

Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Exchange Act.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

With the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2010, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

KPMG LLP (KPMG), an independent registered public accounting firm, which audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2010.  The attestation report is included with the consolidated financial statements.

Adoption of New Accounting Standards

In Q4 2009 the Company applied for and received an exemption from the Canadian Securities Administrators from reporting its financial results in accordance with Canadian GAAP starting January 1, 2010.  As a result, the Company adopted International Financial Reporting Standards (IFRS) one year in advance of the date announced by the International Accounting Standards Board.

Refer to note 21 of the annual consolidated financial statements for the impact of adoption of IFRS.

Risk Factors

The operations of the Company are highly speculative due to the high-risk nature of its business in the mining industry. The risks below are not the only ones facing the Company. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the following risks actually occur, the Company’s business, financial condition and operating results could be adversely affected.

Commodity price risk. The Company does not enter into any commodity hedging and accordingly is fully exposed to price risk.  The price of gold and other metals can and has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs, and governmental policies.

Share price risk.  The market price of a publicly traded stock, particularly a junior resource issuer like the Company, is affected by many variables not directly related to the success of the Company, including the market for all junior resource sector shares, the breadth of the public market for the stock, and the attractiveness of alternative investment.  The effect of these and other factors on the market price of the common shares of the Company on the exchanges on which the common shares are listed suggests that the share price will be volatile.  In the previous eight quarters, between January 1, 2009 and December 31, 2010 the Company’s shares traded in a range between Cdn $0.90 and Cdn $7.54.

Development and Operating risks. Mining operations generally involve a high degree of risk.  The Company’s operating mine in Eritrea is subject to all the hazards and risks normally associated with mineral production, including damage to or destruction of plant and equipment, unexpected geologic formations, pit collapse, injury or life endangerment, environmental damage, fire, equipment failure or structural failures, such as retaining walls or tailings dams, potentially resulting in environmental pollution and consequent liability.  The payment of such liabilities may have a material, adverse effect on the Company’s financial position.

The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond its control.  These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Foreign Operation and Political risk.  The Company conducts operations through foreign subsidiaries with financial assets in Barbados and mining operations in Eritrea, and substantially all of its assets are held in such entities.  While the Company believes that the political climate of these countries and strong government support in Eritrea provide a favourable environment for its operations, there is no guarantee against any future political or economic instability in these countries or neighbouring countries which might adversely affect the Company.  Recent political unrest in Egypt, Libya, Yemen, Saudi Arabia and other countries in the region has had an impact on investor confidence with companies operating in northern Africa including Eritrea, even though no direct effect is evident or anticipated in the operations at Bisha or communications with the Eritrean government.  In addition, intervention by the international community through organizations such as the United Nations can affect the political risk of operating in Eritrea. In December 2009 the United Nations Security Council imposed sanctions on Eritrea related to an arms embargo, which in itself has no direct impact to the Bisha Project, except to cause some uncertainty as to how UN member states may continue to deal with the country.  Other effects may include limitations on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, which could restrict the Company’s ability to fund its operations efficiently.  All or any of these factors, limitations, or the perception thereof  could impede the Company’s activities, result in the impairment or loss of part or all of the Company’s interest in the properties, or otherwise have an adverse impact on the Company’s valuation and stock price.

8

Infrastructure risk.  Mining, processing and development activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs.  Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Key executive risk.  The Company is to a large degree dependent on the services of key executives and senior personnel.  Due to the relatively small size of the Company, the loss of these persons or the Company’s inability to attract and retain executives and personnel with the qualifications necessary to operate the business successfully may adversely affect its business and future operations.

Reserve and resource estimate risk.  The figures for reserves and resources presented herein and contained in the Company’s continuous disclosure documents filed on SEDAR (www.sedar.com) are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or, in the case of reserves, that the indicated level of recovery will be realized.  Market fluctuations in the price of mineral commodities or increases in the costs to recover minerals may render the mining of ore reserves uneconomical and require the Company to take a write-down of the asset or to discontinue development or production.  Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of metals may render mineral reserves containing relatively lower grades of mineralization uneconomic to exploit and could reduce materially the Company’s mineral reserves and mineral resources.  Should such reductions occur, material write downs of the Company’s investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, increased net losses and reduced cash flow.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources.  The estimates are based on various assumptions relating to metal prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work.  Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates.  Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward or upward revision of current estimates.

Environmental risk. The Company’s operations are subject to environmental regulations promulgated by the government of Eritrea.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas that could result in environmental pollution.  A breach of such legislation may result in the imposition of fines and penalties.  Environmental legislation is evolving in general in a manner that means standards and enforcement, fines and penalties for non-compliance are becoming more stringent.  Environmental assessments for projects carry a heightened degree of responsibility for companies, directors, officers and employees.  The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations.  The Company intends to fully comply with all environmental regulations in the countries in which the Company has operations and comply with prudent international standards.

The Company adopted the IFC Social and Environmental Performance Standards of April 2006 and developed its management plans accordingly. The plans have been subject to review by both country hosts as well as part of an extensive due diligence by international bankers who at one time were considered for funding. The social and environmental plans have been implemented and have subsequently been audited by an independent third party. Staff training and engagement with local authorities, as well as significant employment from both local and other in-country sources are key elements of the Company’s social and environmental management. Our department heads for both Human Resources and Environment are experienced professionals with a solid understanding of local requirements as well as IFC Performance Standards. The Company continues to place significant emphasis on all social and environmental impacts of its operations

9

Exploration risk. Exploration for mineral deposits involves significant risk that even a combination of careful evaluation, experience and knowledge may not eliminate. The discovery of ore bodies may or may not result in economically recoverable reserves, or be otherwise useful to the Company by adding to current reserves or providing feed for existing operations. There is no certainty that expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries or future development.

Ownership risk. There is no guarantee that title to the properties in which the Company has an interest will not be challenged or impugned.  Title to these properties may be affected by undetected defects, previous agreements, transfers or other valid challenges to the title of the Company’s property interests.

Currency risk. At present, all of the Company’s activities are carried on outside of Canada and are subject to risks associated with fluctuations of the rate of exchange of foreign currencies.  The United States dollar (USD) is the Company’s functional currency, exposing the Company to risk on any fluctuations of the USD with other currencies to which the Company is exposed, which are primarily the European euro (EUR), Canadian dollar (CAD), British pound (GBP) and South African rand (ZAR).

Funding risk. Historically, the Company has financed its activities through the sale of equity capital.  The sale of metals from Bisha currently provides and will continue to provide revenue from operations, which the Company expects will be sufficient to fund its future needs.  However, factors which may impact cash flows include changes in metal prices, taxes, operating costs, capital expenditures or other unexpected occurrences such as slowdown or stoppage of operations.  Failure to obtain sufficient financing to continue operations if such needs arise may adversely affect the Company’s business and financial position. Should the Company require additional funding for exploration, development, operations, acquisitions or other activities, there is no assurance that sources of financing will be available on acceptable terms or at all.

NYSE AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on NYSE Amex LLC (“NYSE Amex”), which was previously the American Stock Exchange.  Section 110 of the NYSE Amex company guide permits NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE Amex standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse-amex/ and a copy of such description is available by written request made to the Company.

Forward Looking Statements

This report contains forward-looking statements concerning anticipated developments on the Company’s continuing operations in Eritrea; the adequacy of the Company’s financial resources; financial projections, including, but not limited to, estimates of capital and operating costs ,construction schedules, mining activities, production, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, net present value, internal rates of return and payback; and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this MD&A.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

“Cliff T. Davis”

Cliff T. Davis

President & CEO

March 31, 2011